Exhibit 99.2

Seanergy Maritime Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2022 and Declares Cash Dividend of $0.025 Per Share

Highlights of the Third Quarter of 2022:

■	Net revenues: $34.0 million in Q3 2022, as compared to $48.2 million in Q3 2021
■	Net Income: $7.1 million in Q3 2022, as compared to $20.1 million in Q3 2021
■	Adjusted Net Income[1]: $7.6 million in Q3 2022, as compared to $22.8 million in Q3 2021
■	EBITDA[1]: $18.6 million in Q3 2022, as compared to $30.1 million in Q3 2021
■	Adjusted EBITDA[1]: $19.0 million in Q3 2022, as compared to $32.2 million in Q3 2021
■	Earnings per share (“EPS”) (basic & diluted): $0.04
■	Adjusted EPS[1] (basic & diluted): $0.04

Highlights of the Nine Months ended September 30, 2022:

■	Net revenues: $96.5 million in 9M 2022, as compared to $96.4 million in 9M 2021
■	Net Income: $16.7 million in 9M 2022, as compared to $20.7 million in 9M 2021
■	Adjusted Net Income[1]: $22.4 million in 9M 2022, as compared to $25.4 million in 9M 2021
■	EBITDA[1]: $47.5 million in 9M 2022, as compared to $47.4 million in 9M 2021
■	Adjusted EBITDA[1]: $53.1 million in 9M 2022, as compared to $51.4 million in 9M 2021
■	Earnings per share (“EPS”) (basic & diluted): $0.10 and $0.09 respectively
■	Adjusted EPS[1] (basic & diluted): $0.13

Other Developments:

■	Quarterly dividend of $0.025 per share for Q3 2022 - total cash dividends of $0.125 per share in 2022 to date
■	Dividends represent 25% yield based on our closing price on November 29, 2022
■	Total buybacks of convertible notes, warrants and shares of $26.7 million completed since Q4 2021
■	New financing and refinancing transactions totaling $108.3 million within 2022 with improved pricing and overall loan terms - no remaining loan maturities until Q4 2023

November 30, 2022 - Athens, Greece - Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), announced today its financial results for the third quarter and nine months ended September 30, 2022. The Company also declared a quarterly dividend of $0.025 per share for the third quarter of 2022.

For the quarter ended September 30, 2022, the Company generated Net Revenues of $34.0 million, compared to $48.2 million in the third quarter of 2021. Adjusted EBITDA for the quarter was $19.0 million, compared to $32.2 million in the same period of 2021. Net Income and Adjusted Net Income for the quarter were $7.1 million and $7.6 million, respectively, compared to Net Income of $20.1 million and Adjusted Net Income of $22.8 million in the third quarter of 2021. The daily Time Charter Equivalent (“TCE”2 ) of the fleet for the third quarter of 2022 was $20,614, compared to $30,764 in the same period of 2021.

For the nine-month period ended September 30, 2022, Net Revenues were $96.5 million, compared to $96.4 million in same period of 2021. Adjusted EBITDA for the first nine months of 2022 was $53.1 million, compared to $51.4 million in the same period of 2021. The daily TCE of the fleet for the first nine months of 2022 was $20,996, compared to $23,449 in the first nine months of 2021. The average daily OPEX was $6,875, compared to $5,806 of the respective period of 2021.

1  Adjusted EPS, Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted EPS, Adjusted Net Income, EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2  TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Cash, cash-equivalents and restricted cash, as of September 30, 2022, stood at $25.6 million. Shareholders’ equity at the end of the third quarter was $225.5 million. Long-term debt (senior loans, convertible note and other financial liabilities) net of deferred charges stood at $243.5 million, while the book value of our fleet stood at $436.1 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to report another profitable quarter for Seanergy, despite the challenging macroeconomic and market conditions. Our Board of Directors has approved a cash dividend of $0.025 per share, consistent with our dividend policy and strategy of rewarding shareholders. Over the last four quarters, total cash dividend distributions have been approximately $22.5 million or $0.125 per share, which implies a 25% yield based on our closing price on November 29, 2022. Together with the successful execution of our two previous repurchase plans, we have deployed approximately $49.2 million to securities buybacks and cash dividends since Q4 2021.

“Regarding our financial performance in the third quarter, we have achieved TCE Revenues of $32.1 million, resulting in a daily TCE of $20,614. This represents a 51% premium to the average Baltic Capesize Index (“BCI”) earnings during the same period. For the first nine months of 2022 our daily TCE was $20,996, comparing favorably to the average daily BCI of $16,580. For Q1 2023, we also expect significant premium, compared to the relevant quoted forward freight agreements (“FFAs”), as we analyze further in this release. The decision to focus on acquiring premium quality vessels in combination with our commercial strategy and proactive freight hedging activities, have so far been able to mitigate the effects of a slowing dry bulk market. Adjusted EBITDA in the third quarter and nine months of 2022 amounted to $19.0 million and $53.1 million, respectively, while Net Income for the quarter and nine-month period was approximately $7.1 million and $16.7 million, respectively.

“Concerning our commercial developments, four of our vessels secured new time charter (“T/C”) employment or extended their existing agreements since our last update. The time charters are index-linked and all of them were concluded at premiums over the BCI. In addition, we managed to improve the scrubber profit sharing scheme for the scrubber-fitted vessels that were due for renewal. Within the next two quarters several of our scrubber-fitted vessels will start earning a considerably higher share of the scrubber premium, further strengthening our operational revenues.

“On the ESG and energy efficiency front, during the quarter we continued the installation of energy saving devices on an additional vessel. Similar to the rest of our fleet, these improvements will ensure the marketability of this vessel well into the future by keeping pace with the high environmental demands of first-class charterers. We have also continued the biofuel trials with two major clients and are in process of evaluating similar prospects with more of our close charterers.

“On the financing front, we continue our balance sheet optimization initiatives, having concluded $108.3 million in new financings and refinancing in 2022 to-date. In October, we closed a $28.0 million loan facility with a major European lender to refinance the $23.6 million indebtedness secured by two of our vessels on improved pricing terms. Following this refinancing, we have successfully addressed all remaining loan maturities for the current year, while ensuring sufficient liquidity that will allow us to mitigate a softer market environment and to evaluate opportunities to expand and renew our fleet.

“With dry bulk fleet growth at the lowest levels on record, we remain confident in the long-term prospects of the market and are constantly evaluating our options with respect to returning capital to shareholders and accretive vessel acquisitions.”

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum T/C expiration	Maximum T/C expiration(2)	Charterer
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2024	10/2024	Anglo American
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	10/2023	01/2024	Cargill
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	11/2023	11/2023	Cargill
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	05/2026	Cargill
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	11/2023	05/2024	Glencore
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	05/2023	11/2023	Glencore
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	11/2022	05/2023	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	-	12/2022	06/2023	Glencore
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked	Yes	01/2023	06/2023	NYK
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	12/2023	04/2024	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	02/2024	06/2024	NYK
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked	Yes	01/2023	05/2023	NYK
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2023	03/2024	NYK
Goodship	177,536	2005	Mitsui	-	T/C Index Linked	Yes	06/2023	12/2023	Olam
Tradership	176,925	2006	Namura	-	T/C Index Linked	Yes	06/2023	10/2023	Oldendorff
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	10/2022	11/2023	Uniper
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	08/2023	10/2023	Uniper
Total / Average age	3,020,012	12.5	-	-	-	-	-	-	-

(1)	The Company has the option to convert the index-linked rate to a fixed one for a period ranging between 1 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

(2)	The latest redelivery date does not include any additional optional period.

Fleet Data:

(U.S. Dollars in thousands)
	Q3 2022	Q3 2021	9M 2022	9M 2021
Ownership days (1)	1,569	1,477	4,650	3,632
Operating days (2)	1,557	1,439	4,380	3,494
Fleet utilization (3)	99.2%	97.4%	94.2%	96.2%
TCE rate (4)	20,614	$30,764	20,996	$23,449
Daily Vessel Operating Expenses (5)	7,593	$5,865	6,875	$5,806

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q3 2022	Q3 2021	9M 2022	9M 2021
Vessel revenue, net	32,963	48,179	95,476	96,409
Less: Voyage expenses	867	3,910	3,513	14,477
Time charter equivalent revenues	32,096	44,269	91,963	81,932
Operating days	1,557	1,439	4,380	3,494
TCE rate	$20,614	$30,764	20,996	$23,449

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q3 2022	Q3 2021	9M 2022	9M 2021
Vessel operating expenses	12,201	10,042	32,642	24,470
Less: Pre-delivery expenses	287	1,379	671	3,381
Vessel operating expenses before pre-delivery expenses	11,914	8,663	31,971	21,089
Ownership days	1,569	1,477	4,650	3,632
Daily Vessel Operating Expenses	$7,593	$5,865	$6,875	$5,806

Net Income to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)
	Q3 2022	Q3 2021	9M 2022	9M 2021
Net income	7,140	20,064	16,746	20,704
Add: Net interest and finance cost	3,933	4,560	9,946	12,867
Add: Depreciation and amortization	7,497	5,490	20,796	13,827
Add: Taxes	-	-	(28)	-
EBITDA	18,570	30,114	47,460	47,398
Add: Stock based compensation	2,920	2,773	6,762	4,704
Add: Loss on extinguishment of debt	-	-	1,285	-
Add: Loss on forward freight agreements, net	335	-	407	-
Less: Gain on sale of vessel	-	716	-	716
Less: Gain on spin-off	2,800	-	2,800	-
Adjusted EBITDA	19,025	32,171	53,114	51,386

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and the non-recurring gains on spin-off and on sale of vessel, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net income Reconciliation and calculation of Adjusted Net Income Per Share

(In thousands of U.S. Dollars, except for share and per share data)

	Q3 2022	Q3 2021	9M 2022	9M 2021
Net income	7,140	20,064	16,746	20,704
Add: Stock based compensation	2,920	2,773	6,762	4,704
Add: Loss on extinguishment of debt	-	-	1,285	-
Add: Loss on forward freight agreements, net	335	-	407	-
Less: Gain on spin-off	2,800	-	2,800	-
Adjusted net income	7,595	22,837	22,400	25,408
Adjusted net income per common share, basic	0.04	0.14	0.13	0.17
Adjusted net income per common share, diluted	0.04	0.11	0.13	0.14
Weighted average number of common shares outstanding, basic	175,706,704	166,710,006	173,539,018	147,403,541
Weighted average number of common shares outstanding, diluted	179,089,861	205,974,543	178,425,181	186,370,709

To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share from Net Income/(Loss), we exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q3 2022	Q3 2021	9M 2022	9M 2021
Interest and finance costs, net	(3,933)	(4,560)	(9,946)	(12,867)
Add: Amortization of deferred finance charges and other discounts	641	816	1,916	2,692
Add: Amortization of convertible note beneficial conversion feature	-	772	-	2,010
Cash interest and finance costs	(3,292)	(2,972)	(8,030)	(8,165)

Fourth Quarter 2022 TCE Guidance:

As of the date hereof, approximately 72% of the Company fleet’s expected operating days in the fourth quarter of 2022 have been fixed at an estimated TCE of approximately $18,500.  Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE will be equal to the average Forward Freight Agreement (“FFA”) rate of $11,500 per day (based on the FFA curve of November 28, 2022), our estimated TCE for the third quarter of 2022 will be approximately $16,3001. Our TCE guidance for the fourth quarter of 2022 includes a conversion of index-linked charter to fixed, which was concluded in Q2 2022 as part of our freight hedging strategy. The following table provides the break-down:

	Operating Days	TCE
TCE - fixed rate (index-linked conversion)	92	29,414
TCE - fixed rate	49	29,183
TCE – index-linked unhedged	1,403	14,989
Total / Average	1,544	16,302

1   This guidance is based on certain assumptions and there can be no assurance that these TCE estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE realized will vary with the underlying index, and for the purposes of this guidance, the TCE assumed for the remaining operating days of the quarter for an index-linked T/C is equal to the average FFA rate of $11,500.  Spot estimates are provided using the load-to-discharge method of accounting. Over the duration of the voyage (discharge-to-discharge) there is no difference in the total revenues and costs to be recognized. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

Third Quarter and Recent Developments:

Dividend Distribution for Q2 2022 and Declaration of Q3 2022 Dividend

On October 11, 2022, the Company paid the previously announced quarterly dividend of $0.025 per share, for the second quarter of 2022.

Continuing its quarterly dividend payments, the Company also declared a cash dividend of $0.025 per share for the third quarter of 2022 payable on or about January 30, 2023 to the shareholders of record as of December 28, 2022.

Redemption of the United Maritime Corporation (“United Maritime”) 6.5% Series C Cumulative Convertible Perpetual Preferred Shares

On October 17, 2022, the Company received $0.17 million from United Maritime relating to dividend accrued under the Series C preferred shares from their original issuance date to the date thereof.

On November 28, 2022, the outstanding 10,000 Series C preferred shares of United Maritime held by the Company were redeemed by the issuer at a price equal to 105% of the original issue price for a total cash inflow of $10.6 million, including all accrued and unpaid dividends up to the redemption date.

Announcement of the tender offer for the purchase of the Class E Common Share Purchase Warrants

On November 29, 2022, the Company announced that it will commence a tender offer to purchase all of its outstanding Class E warrants to purchase one common share, at a purchase price of $0.20 per warrant, with a maximum purchase value of $1.7 million. The offer will expire at 05:00 P.M. Eastern Time on January 10, 2023, unless extended.

Update on Stock Purchases by the CEO

In the third quarter to date, the Company’s Chairman and Chief Executive Officer, Mr. Stamatis Tsantanis, has purchased 49,500 of Seanergy’s common shares.

Commercial Updates

M/V Patriotship

In November 2022, the Company entered into a time charter agreement with Glencore for the M/V Patriotship. The T/C commenced on November 19, 2022 and will have a term of about 12 to about 18 months. The gross daily rate of the T/C is based at a premium over the BCI and at a scrubber profit sharing scheme. In addition, the T/C provides the option to the owner to convert this charter party to a fixed rate based on the prevailing BCI FFA rate.

M/V Worldship

In September 2022, the charterer of the M/V Worldship agreed to exercise the optional period extending the T/C for about 12 to about 15 months at a rate based at a premium over the BCI and at a scrubber profit sharing scheme. In addition, the T/C provides the option to the owner to convert this charter party to a fixed rate based on prevailing BCI FFA rate.

M/V Lordship

In August 2022, the charterer of the M/V Lordship agreed to exercise the optional period extending the T/C for about 11 to about 13 months which includes an improved scrubber profit sharing scheme for Seanergy. The rest of the T/C terms remained the same.

M/V Goodship

In September 2022, the charterer of the M/V Goodship agreed to exercise the optional period extending the T/C to minimum June 30, 2023 to maximum December 31, 2023.

Financing Updates

Danish Ship Finance A/S
On October 10, 2022, the Company entered into a $28.0 million loan facility to refinance the previous facility of $23.6 million secured by the M/Vs Premiership and Fellowship. The facility has a term of five years, while the interest rate is 2.5% plus SOFR per annum and will amortize through quarterly instalments averaging approximately $1.2 million with a $4.1 million balloon payment at maturity.

Conference Call:

The Company’s management will host a conference call to discuss financial results on Thursday, December 1, 2022 at 9:00 a.m. Eastern Time.

Slides and Audio Webcast:

There will be a live, and then archived, webcast of the conference call and accompanying slides available through the Company’s website. To listen to the archived audio file, visit our website, following Webcast & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	September 30, 2022	December 31, 2021*
ASSETS
Cash and cash equivalents, restricted cash and term deposits	25,567	47,126
Vessels, net	436,105	426,062
Other assets	27,576	14,023
TOTAL ASSETS	489,248	487,211

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt and other financial liabilities	233,006	215,174
Convertible notes	10,533	7,573
Other liabilities	20,256	19,988
Stockholders’ equity[1]	225,453	244,476
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	489,248	487,211

* Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Vessel revenue, net	32,963	48,179	95,476	96,409
Fees from related parties	1,017	-	1,017	-
Revenue, net	33,980	48,179	96,493	96,409
Expenses:
Voyage expenses	(867)	(3,910)	(3,513)	(14,477)
Vessel operating expenses	(12,201)	(10,042)	(32,642)	(24,470)
Management fees	(324)	(400)	(1,077)	(1,029)
General and administrative expenses	(4,524)	(4,419)	(13,044)	(9,715)
Depreciation and amortization	(7,497)	(5,490)	(20,796)	(13,827)
Loss on forward freight agreements, net	(335)	-	(407)	-
Gain on sale of vessel	-	716	-	716
Operating income	8,232	24,634	25,014	33,607
Other income / (expenses):
Interest and finance costs, net[1]	(3,933)	(4,560)	(9,946)	(12,867)
Loss on extinguishment of debt	-	-	(1,285)	-
Gain on spin-off	2,800	-	2,800	-
Other, net	41	(10)	163	(36)
Total other expenses, net:	(1,092)	(4,570)	(8,268)	(12,903)
Net income	7,140	20,064	16,746	20,704

Net income per common share, basic	0.04	0.12	0.10	0.14
Net income per common share, diluted	0.04	0.10	0.09	0.13
Weighted average number of common shares outstanding, basic	175,706,704	166,710,006	173,539,018	147,403,541
Weighted average number of common shares outstanding, diluted	179,089,861	205,974,543	178,425,181	186,370,709

1 On January 1, 2022, we adopted ASU 2020-06, eliminating the beneficial conversion feature model in ASC 470-20. The adoption of ASU 2020-06 resulted in an increase of the Convertible notes, a reduction of the Accumulated deficit and a reduction of Additional paid-in capital.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Nine months ended September 30,
	2022	2021
Net cash provided by operating activities	29,040	42,665

Vessels acquisitions and improvements	(38,565)	(161,041)
Investments	(10,139)	-
Term deposits	1,500	600
Other fixed assets, net	(99)	(65)
Net cash used in investing activities	(47,303)	(160,506)

Proceeds from long-term debt and other financial liabilities	80,300	148,470
Repayments of long-term debt and other financial liabilities	(57,769)	(110,452)
Repayments of convertible notes	(10,000)	-
Payments of financing and stock issuance costs	(1,022)	(2,178)
Dividends paid	(13,376)	-
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	70	98,232
Net cash (used in) / provided by financing activities	(1,797)	134,072

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	8,283	8,064

Noncash investing activities
Vessels acquisitions and improvements	2,765	-

Noncash financing activities
Dividends declared but not paid	4,548	-
Units issued for repayment of subordinated long term-debt	-	3,000
Repayment of subordinated long term-debt by issuance of units	-	(3,000)

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 17 Capesize vessels with an average age of approximately 12.5 years and an aggregate cargo carrying capacity of approximately 3,020,012 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Certain Information Regarding the Tender Offer

The information in this press release describing the Company’s proposed tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Seanergy’s securities in the tender offer. The tender offer will be made only pursuant to the Offer to Purchase and the related materials that Seanergy will distribute to its warrantholders, as they may be amended or supplemented. Warrantholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer. Warrantholders of Seanergy may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Seanergy will file with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Warrantholders who would like to obtain a copy of these documents, without charge, or who have any questions, may direct their inquiries to Morrow Sodali LLC, the information agent for the tender offer, toll free at 800-662-5200. Warrantholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com